October 7, 2005

VIA EDGAR AND BY HAND DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop: 6010

      Re:   Bionovo, Inc.
            Amendment No. 2 to Registration Statement on Form SB-2 File No. 333-126399

Dear Mr. Riedler:

      On behalf of Bionovo, Inc. (the "Company"), enclosed please find Amendment No. 2 (the "Amendment") to the Company's Registration Statement on Form SB-2 initially filed on July 5, 2005 and amended on September 16, 2005. The Amendment is marked to show changes from Amendment No. 1 to the Form SB-2.

      On behalf of the Company, we submit the following responses to the comments contained in the letter of comment of the Commission staff (the "Staff") dated September 29, 2005. To aid in the Staff's review, we have repeated the Staff's comments in bold and the headings and numbers correspond to the headings and numbers in the Staff's comment letters.

Risk Factors, p. 4
"If our competitors develop...," p. 7

1. We note that on page 7, you use the terms "HER2-positive patients" and "HER2-negative patients" but we could not find any explanation or definition of these terms. Please provide a brief explanation of the terms the first time they are used in the registration statement.

RESPONSE: The disclosure has been revised to add a brief explanation of the referenced terms.

"Our common stock may be considered a `penny stock'...," p. 12

2. In the header to this risk factor, you say that you "may be considered" a penny stock. In the body of the risk factor, you state that your stock, "may be designated as a penny stock." If your stock currently meets the definition of a penny stock, you should say that your stock is a penny stock in both the heading and in the text.

RESPONSE: The disclosure has been revised to reflect that the Company's stock is considered a "penny stock."

Securities and Exchange Commission
October 7, 2005
Page 2 of 5

"Provisions of our certificate...," p. 13

3. Please identify and briefly explain the operation of the charter or bylaw provisions and provisions of Delaware law to which they are subject that may have the anti-takeover effect described in the risk factor.

RESPONSE: The disclosure has been revised to identify and briefly explain the provisions of our charter, bylaws and Delaware law that may have the referenced anti-takeover effect.

Management's Discussion and Analysis or Plan of Operations, page 21 Stock-Based Compensation, page 24

4. Refer to your response to comment 21. Please revise your discussion here to include much of the information that you provided supplementally to us regarding management's determination of the fair value to use in making these estimations for the issuance prior to when you had a trading price.

RESPONSE: The disclosure has been revised to add information regarding the Company's determination of fair value prior to when its stock had a trading price.

Business, p.31
Collaboration, p. 36

5. In your description of the licensing agreement with UBC, you should discuss the licensing fee you received, if it is material. Please note that even if you are seeking confidential treatment for this information, you are required to provide the disclosure if the payment is material. Please include this information or provide us with an analysis explaining why the information is not necessary, given the size of the payment relative to the company's total revenues.

RESPONSE: The disclosure has been revised to identify the licensing fee received under the UBC agreement.

6. In addition, you have not described any agreements whereby you came to possess the technology you are now licensing to UBC. Please disclose how the company came to possess the intellectual property and describe the material terms of any related agreements. Please also file any material agreements as exhibits.

In addition, for any other intellectual property that you have obtained that is material to the company, you should describe the agreement that granted you the intellectual property and provide the material terms of the underlying agreements. You should also file those agreements as exhibits to the registration statement.

RESPONSE: The intellectual property licensed to UBC or otherwise material to the Company has been developed and or invented by the Company. The disclosure regarding the UBC licensing agreement has been revised to state that the intellectual property licensed to UBC was developed by the Company.

Securities and Exchange Commission
October 7, 2005
Page 3 of 5

Financial Statements
Statements of Stockholders' Deficit, page F-5

7. Refer to your response to comment 33. Please explain to us how the restated amounts presented here reflect the 37.8 million shares included in your description of this transaction in the third paragraph of page 13. Further explain to us how the structure described on page 13 is reflected in the financial information provided in the interim information provided on page F-23.

RESPONSE: The 37,842,448 shares mentioned in our description on page 13 include only the shares issued as a result of the reverse merger. The shares outstanding on F-23 of 46,112,448 refers to our total outstanding shares. We have expanded the description on page 13 so that it is easier for a reader to follow the transaction. The following is a reconciliation of shares issued as a result of the reverse merger to the total outstanding shares.

Total shares outstanding at 6/30/05                                  46,112,448

Lighten Up Enterprises International, Inc. shares
  held by public company shareholders                             (4,000,00)
  Shares issued as a result of a second private
    placement completed (5/5/05) after
    the reverse merger (4/6/05)                                      (4,270,000)
                                                                    -----------

  Shares issued as result of the reverse
    merger                                                           37,842,448
                                                                    ===========

  Shares issued to the shareholders of
    the target                                                       20,400,000
  Shares issues as a result of the first
    private placement simultaneous
    with the reverse merger                                          16,191,000
  Shares issued  for the conversion
    of convertible notes payable                                      1,251,448
                                                                    -----------

  Shares issued as a result of the reverse
    merger                                                           37,842,448
                                                                    ===========

8. Please explain and reconcile the differences between the Common Stock and Additional Paid-In Capital amounts presented here and in your balance sheet.

RESPONSE: Page F-3, F-4 and F-5 have been corrected so that there are no differences between the pages.

Securities and Exchange Commission
October 7, 2005
Page 4 of 5

Notes to Financial Statements

9. Refer to your response to comment 40. Please revise these notes to disclose the number of shares excluded from your earnings per share calculation as their affect would have been anti-dilutive. Include any other information that would be useful to an investor in understanding your computation. Refer to paragraph 40 of SFAS 128.

RESPONSE: An earnings per share footnote has been added to footnote (1) - Business and summary of significant accounting policies which indicates the numbers of shares which have been excluded from our earning per share calculation.

(1) Business and Summary of Significant Accounting Policies, page F-7

10. Refer to your response to comment 36. In accordance with paragraphs 11-12 of SFAS 142, it appears that this asset should be amortized. Please refer to paragraph 12 which discusses the amortization method of intangible assets. Please revise your accounting policy to comply with this view or provide any specific literature that supports your treatment.

RESPONSE: We have revised our accounting policy to indicate that this asset is being amortized over the expected life of the patent. We have not changed the financial statements for the year ended December 31, 2004 and the six months ended June 30, 2005 as the amount of amortization expense is de-minimus--$313 for the year end December 31, 2004 and $375 for the six months ended June 30, 2005. We will start recording the amortization during the nine months ended September 30, 2005.

Condensed Consolidated Financial Statements at June 30, 2005
Statements of Stockholders' Deficit, page F-23

11. Refer to your response to comment 33. We note here and in your December 31, 2004 financial statements that it appears that you pushed the entire capital structure back over the years presented. Please note that the recapitalization should be pushed back and restated in a manner similar to a reverse acquisition, so the 4 million shares retained by the previous owners of the public company would not be outstanding for all periods presented. Please revise your presentation to reflect this treatment.

RESPONSE: We have amended the equity section of the December 31, 2004 and the June 30, 2005 balance sheet and statement of stockholders equity to show the 4,000,000 shares retained by Lighten Up Enterprises International, Inc. as a June 30, 2005 quarter transaction.

Securities and Exchange Commission
October 7, 2005
Page 5 of 5

(1) Business and Summary of Significant Accounting Policies page F-25 Formation and Business of the Company, page F-25

12. Please revise your discussion of the recapitalization to appropriately characterize it as such instead of the current characterization as a reverse merger. In addition, please provide a more detailed discussion related to this transaction.

RESPONSE: We have amended our discussion of the recapitalization in the June 30, 2005 financial statement footnote (1) - Business and summary of significant accounting policies to include a separate paragraph on the recapitalization. We have also expanded our footnote disclosure on the reverse merger.

(5) Warrant Liability, page F-31

13. It appears that you are trying to rely on the exception of paragraph 18 related to settlement of these warrants with registered shares. It is not clear how you meet all of the requirements of that exception. Please provide to us you analysis of why this exception applies in particular related to any ongoing obligations related to these registered shares. Also clarify the fair value assigned to these warrants at issuance.

RESPONSE: We have recorded a warrant liability of $18,300,694 per EITF 00-19. We are not relying on the exception of paragraph 18 of EITF 00-19 to avoid recording the liability. $7,861,314 was the value originally assigned to the warrants at issuance. The warrants were revalued as of June 30, 2005 using a market value of $ 2.10 per share. This resulted in an increase to the warrant liability of $10,493,389.

                             * * * * * * * * * * * *

      Please do not hesitate to call me at (703) 903-7530 or Robert H. Cohen at
(212) 801-6907 should you have any questions concerning this filing or any of the above responses.

                                                Very truly yours,


                                                /s/Fiorello J. Vicencio, Jr.

Enclosures
cc:   Isaac Cohen, President and Chief Executive Officer
      James Stapleton, Chief Financial Officer
      Robert H. Cohen, Esq.